May 19, 2022

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F. Street, N.E.
Washington, D.C. 20549

Attention: Ken Schuler

Re:	Freeport-McMoRan Inc.
Form 10-K for Fiscal Year Ended December 31, 2021
Filed February 15, 2022
File No. 001-11307-01

Dear Mr. Schuler:

Freeport-McMoRan Inc. (the Company) submits this letter in response to the comments received from the Securities and Exchange Commission’s (the Commission) staff (the Staff) by email dated April 25, 2022, in connection with the Company’s Form 10-K for the fiscal year ended December 31, 2021 (the 2021 Form 10-K). The Company has numbered and reproduced below the full text of the Staff’s comment in italics, followed by the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2021

Miami Smelter, page 24

1.Please state your Miami Smelter anode and El Paso refiner production tonnages as required by Item 1303(B)(2)(i) of Regulation S-K.

Response:
The Company will comply with this comment in future Form 10-K filings by providing Miami Smelter anode and El Paso refinery production tonnages in accordance with Item 1303(B)(2)(i) of Regulation S-K, beginning with its Form 10-K for the fiscal year ended December 31, 2022.

Specifically, the Company intends to revise the disclosure on page 24 of the 2021 Form 10-K under “Miami Smelter” to read as follows (new language underlined and in bold):

We own and operate a smelter at our Miami mining operation in Arizona. The smelter has been operating for over 100 years and has been upgraded numerous times during that period to implement new technologies, improve production and comply with air quality requirements.

The Miami smelter processes copper concentrate primarily from our North America copper mines. Concentrate processed through the smelter totaled 674,000 metric tons in 2021, 764,000 metric tons in 2020 and 641,000 metric tons in 2019, and copper anode production from the smelter totaled 194,000 metric tons in 2021, 211,000 metric tons in 2020 and 173,000 metric tons in 2019. In addition, because sulfuric acid is a by-product of smelting concentrate, the Miami smelter is also the most significant source of sulfuric acid for our North America leaching operations.

* * *

The Company also intends to revise the paragraph under “Rod & Refining Operations” on page 24 of the 2021 Form 10-K to read as follows (replaced language with a strikethrough and new language underlined and in bold):

Our Rod & Refining operations consist of conversion facilities located in North America, including a refinery in El Paso, Texas and rod mills in El Paso, Texas, and Miami, Arizona. We refine our copper anode production from our Miami smelter at our El Paso refinery. The El Paso refinery has the potential to operate at an annual production capacity of ~~about 900 million pounds~~ approximately 410,000 metric tons of copper cathode, which is sufficient to refine all of the copper anode we produce at our Miami smelter. Copper cathode production from the El Paso refinery totaled 187,000 metric tons in 2021, 213,000 metric tons in 2020 and 169,000 metric tons in 2019. Our El Paso refinery also produces nickel carbonate, copper telluride and autoclaved slimes material containing gold, silver, platinum and palladium.

Mineral Reserves, page 34

2.We note your reserves and resources are reported on a 100% basis in both your filing and exhibits. Please revise your filing and exhibits to disclose only that portion of the reserves and resources attributable to your ownership as required by Item 1303(B)(3)(iii) of Regulation S-K.

Response:
The Company reports its reserve and resource information on a 100% basis and on a consolidated basis, in addition to its net equity interest, in its disclosures because it controls and operates all of its properties. The Company’s life-of-mine operating plans are designed to produce 100% of the reported reserves. The Company uses consolidated reserves as the basis for determining unit-of-production depreciation and for calculating any impairments of long-lived assets in its consolidated financial statements. Accordingly, the Company believes these measures are material disclosures to the readers of its Form 10-K filings.

As discussed on its telephone call with the Staff on May 4, 2022, the Company will revise its disclosures in future Form 10-K filings to add information regarding its ownership interest in each mining property in order to comply with Item 1303(B)(3)(iii) of Regulation S-K, beginning with its Form 10-K for the fiscal year ended December 31, 2022.

Specifically, the Company intends to revise the mineral reserves and mineral resources summaries as follows:

For the 2021 Form 10-K:
Page 34 (Table for proven and probable reserves)
•Add a column identifying the Company’s net interest percentage for each property.
•Add columns to report tonnages adjusted for the Company’s net interest for each proven and probable reserve category.

Page 35 (Table for total proven and probable reserves)
•Add a column identifying the Company’s net interest percentage for each property.
•Add a column to report tonnages adjusted for the Company’s net interest in total proven and probable reserves.

Page 37 (Table summarizing annual changes for estimated recoverable mineral reserves)
•Add an additional table summarizing changes to the reserve estimates from the previous year to the current year representing the Company’s net interest.

Page 39 (Table summarizing mill and leach stockpiles)
•Add a column identifying the Company’s net interest percentage for each property.
•Add a column to report tonnages adjusted for the Company’s net interest in stockpiles.

Page 41 (Table for measured, indicated and inferred resources)
•Add columns to report tonnages adjusted for the Company’s net interest for each measured, indicated and inferred resource category.

Page 42 (Table for total measured, indicated and inferred resources)
•Add columns to report tonnages adjusted for the Company’s net interest for total measured and indicated resources and total measured, indicated and inferred resources.

Page 43 (Table summarizing annual changes for total contained mineral resources)
•Add an additional table summarizing changes to the resource estimates from the previous year to the current year representing the Company’s net interest.

Page 173 (Table for total proven and probable reserves)
•Add a column identifying the Company’s net interest percentage for each property.
•Add a column to report tonnages adjusted for the Company’s net interest in total proven and probable reserves.

For each Exhibit 96:
•Add a section at the bottom of each of the following mineral reserves and mineral resources summary tables that summarizes the Company’s and other’s net interests in each mining property:

Exhibit 96.1 (Cerro Verde mine)
•Tables 1.1 and 12.1
•Tables 1.2 and 11.5

Exhibit 96.2 (Grasberg minerals district)
•Tables 1.1 and 12.2
•Tables 1.2 and 11.4

Exhibit 96.3 (Morenci mine)
•Tables 1.1 and 12.1
•Tables 1.2 and 11.4

Examples of the intended revisions to the Company’s disclosures are provided in the attached Appendix A with changes highlighted with green shading.

Exhibit 96.3, page E-14

3.We note you have included the Cerro Verde map on page 14 and the Grasberg map on page 59 of your Morenci mine technical report. Please correct these maps in your technical report.

Response:
Please refer to pages 14 and 59 of Exhibit 96.3 of the Company’s Form 10-K/A for the fiscal year ended December 31, 2021, filed February 18, 2022 (the Amended 2021 Form 10-K), in which the maps were corrected. Page 14 includes a property location map of the Morenci mine and page 59 includes a site infrastructure map of the Morenci district.

As the Company discussed on its telephone call with the Staff on May 4, 2022, due to a technical error in the Amended 2021 Form 10-K, Table 11.3 on page 43 of Exhibit 96.3 incorrectly reflected the economic and technical assumptions for resource evaluation for the Grasberg minerals district. Please refer to Table 11.3 on page 43 of Exhibit 96.3 filed with the 2021 Form 10-K for the correct version of that table, which reflects the economic and technical assumptions for resource evaluation for the Morenci mine. The Company will revise its disclosures in Exhibit 96 of future Form 10-K filings to include the correct Table 11.3, beginning with its Form 10-K for the fiscal year ended December 31, 2022.

Exhibit 96.1, page E-49

4.Please explain how the cutoff grade was calculated for your crushed leach reserves.

Response:
The cutoff grade for the crushed leach reserves is the result of the “variable or operational cutoff grade” strategy, wherein multiple processing options, throughput constraints, open-pit phase development and ore availability are given consideration. In the life-of-mine plan, the crushed leach system is scheduled to operate until 2023, as shown on page 53 of Exhibit 96.1. The development of the open pit allows for material to be routed to the different processing facilities, accounting for variability by ore type, to provide the highest value. The reported cutoff grade is the result of the mine plan development and reporting the lowest grade of ore planned to be sent to the process over the limited time frame.

Exhibit 96.2, page E-49

5.We note your Grasberg technical report has the mine economics for the Morenci mine on page 49 and the resource summary for the Morenci mine on page 51. Please correct these tables in your technical report.

Response:
Please refer to pages 49 and 51 of Exhibit 96.2 of the Company’s Amended 2021 Form 10-K in which the tables were corrected.

Exhibits

6.Please revise your resource and reserve summaries in your exhibits to clarify and distinguish between your breakeven and internal/marginal cutoff grades presented.

Response:
The Company will comply with this comment in future Form 10-K filings by revising its cutoff grade descriptions and resource and reserve summaries in each Exhibit 96 to clarify and distinguish between the Company’s cutoff grades, beginning with its Form 10-K for the fiscal year ended December 31, 2022.

Specifically, to better clarify its cutoff grade descriptions, in future filings the Company will revise the explanation of cutoff grades on page 37 of the 2021 Form 10-K as follows (replaced language with a strikethrough and new language underlined and in bold):

In defining our open-pit mineral reserves, we apply ~~a~~ an “~~variable~~ operational cutoff grade” strategy. The objective of this strategy is to maximize the net present value of our operations. In defining our open-pit mineral resources, internal cutoff grades are applied. The internal cutoff grade is defined for a metric ton of ore as that equivalent copper grade, once produced and sold, that generates sufficient revenue to cover estimated processing and administrative costs. We use ~~a~~ “break-even cutoff grades” to define the in-situ mineral reserves and resources for our underground ore bodies. The break-even cutoff grade is defined for a metric ton of ore as that equivalent copper grade, once produced and sold, that generates sufficient revenue to cover all operating and administrative costs associated with our production.

To align the resource and reserve summaries in each Exhibit 96 with future cutoff grade descriptions, the Company intends to revise its descriptions in the summaries from “Equivalent copper (EqCu)” to (new language underlined and in bold):

•“Operational cutoff grade reported as equivalent copper (EqCu)” in:
•Exhibit 96.1 (Cerro Verde mine) Tables 1.1 and 12.1.
•Exhibit 96.3 (Morenci mine) Tables 1.1 and 12.1

•“Internal cutoff grade reported as equivalent copper (EqCu)” in:
•Exhibit 96.1 (Cerro Verde mine) Tables 1.2 and 11.5.
•Exhibit 96.3 (Morenci mine) Tables 1.2 and 11.4.

•“Breakeven cutoff grade reported as equivalent copper (EqCu)” in:
•Exhibit 96.2 (Grasberg minerals district) Tables 1.1, 1.2, 11.4, and 12.2.

Additionally, the Company intends to revise footnote “d” to the “Estimated Mineral Resources” table on page 42 of the 2021 Form 10-K as follows (replaced language with a strikethrough and new language underlined and in bold):

All sites report a percent equivalent copper grade except for Climax and Henderson, which report a percent molybdenum grade. ~~Cutoff grade is the minimum grade considered for processed material.~~ Our underground mines report a breakeven cutoff grade, and our open-pit mines report an internal cutoff grade.

7.Please revise your commodity price forecast and explain with particularity how and when this price was determined with the assumptions underlying the price selection. See Item 601(B)(96)(iii)(b)(11)(iii) of Regulation S-K.

Response:
As discussed on its telephone call with the Staff on May 4, 2022, the Company does not forecast or predict commodity prices; rather, the Company develops mine plans to be robust over a range of metal price scenarios.

Commodity price forecasts or projections reported in each Exhibit 96 (in Sections 16.2 and 19) reflect the economic assumptions used to determine mineral reserves and resources (in Sections 11 and 12), but are not a prediction of future commodity prices. Evaluating the Company’s life-of-mine plans using these commodity prices demonstrates the economic viability of the mineral reserves at the selected prices, principally $2.50 per pound of copper.

To better clarify the use of the commodity prices, the Company will include statements similar to the following in each Exhibit 96 of future Form 10-K filings, beginning with its Form 10-K for the fiscal year ended December 31, 2022:

Addition to Section 16.2 – Commodity Prices Forecast and Contracts
•The commodity prices reported are used to demonstrate the economic viability of the mineral reserves and should not be construed as a prediction of future commodity prices.

Additions to Section 11.2.1 – Economic Assumptions
•The Company’s mineral reserves and resources are based on specific volumes of potentially economic, mineralized material in which the Company has the most confidence to produce an acceptable economic result, given a set of evaluation assumptions. As the Company continues to increase confidence through drilling, test work and the evaluation of engineering work and other modifying factors, it anticipates conversion of resources to reserves in the future, which may require higher metal prices.

•In developing the economic assumptions used to determine mineral reserves and resources during early 2021, the Company and its qualified persons made comparisons of its commodity price assumptions against various periods of historical average prices, spot prices, and long-term forward-looking price projections from 12 sources of market consensus services and financial institution reports covering periods ranging from 2022 to 2040, as reference points for reasonableness. The Company concluded that reserve price assumptions of $2.50 per pound of copper, $10 per pound of molybdenum, $1,200 per ounce of gold and $15 per ounce of silver were reasonable in comparison to the reference points and expected volumes of potentially economic material. The Company also concluded resource price assumptions of $3.00 per pound of copper, $12 per pound of molybdenum, $1,200 per ounce of gold and $20 per ounce of silver were reasonable and aligned with industry-accepted practice to use higher metal prices for the mineral resource estimates than the pricing used for determining mineral reserves.

•Selected prices for reserve and resource evaluation are reviewed at least annually with management. At the time of preparation of the 2021 Form 10-K, the Company and its qualified persons concluded that the metal price assumptions for reserve and resource determinations were still reasonable.

•For copper, the Company reviewed historical London Metal Exchange (LME) copper settlement prices over various historical periods. For the 10-year period ended December 31, 2020, the LME settlement price ranged from $1.96 per pound to $4.60 per pound and averaged $3.00 per pound. Forward-looking prices as of early 2021, ranged from $2.75 per pound to $6.80 per pound.

•For gold, the Company reviewed historical London PM gold prices over various historical periods. For the 10-year period ended December 31, 2020, the London PM gold price ranged from $1,049 per ounce to $2,067 per ounce, and averaged $1,401 per ounce. Forward-looking prices as of early 2021, ranged from $1,350 per ounce to $2,000 per ounce.

•For molybdenum, the Company reviewed historical weekly average molybdenum prices quoted by Metal Week over various historical periods. For the 10-year period ended December 31, 2020, the weekly average molybdenum price ranged from $4.46 per pound to $17.88 per pound and averaged $10.33 per pound. Forward-looking prices as of early 2021, ranged from $9.00 per pound to $12.00 per pound.

•For silver, the Company reviewed historical London PM silver prices over various historical periods. For the 10-year period ended December 31, 2020, the London PM silver price ranged from $12.01 per ounce to $48.70 per ounce and averaged $21.13 per ounce. Forward-looking prices as of early 2021, ranged from $16.50 per ounce to $19.30 per ounce.

8.Please revise your economic analysis to present the cash flow information on an annual basis with additional line items to clarify your presentation. Additional line items would include revenues, royalties, taxes, by-products, etc. See Item 601(B)(96)(iii)(b)(19)(ii) of Regulation S-K.

Response:
As discussed on its telephone call with the Staff on May 4, 2022, the Company has disclosed the results of the economic analysis in accordance with Item 601(B)(96)(iii)(b)(19)(ii).

The Company’s disclosures in Section 19 for each Exhibit 96 are intended to confirm the economic viability of the reserves and provide investors long-term cash flow forecasts to support the overall economics of the operation. The Company’s disclosure in Table 19.3 for each Exhibit 96 provides the forecasted average annual cash flows for grouped periods (initially, five-year periods for the first ten years of each production schedule) based on an annual production schedule for the life of each operation.

The Company believes that providing annual estimates based on averages is a better representation than a specific year by year estimate because of inherent variability in the timing and amount of capital expenditures and annual mine plan sequencing over the life of long-lived reserves. As life-of-mine plans are refined periodically, the timing and amount of cash flows in specific annual periods are uncertain and can vary significantly year-to-year without material changes over multi-year time periods.

The Company has concluded that the net present values of the disclosed average annual cash flows are not materially different from the net present value of the annual cash flow estimates.

The Company believes the presentation of annual average cash flows for grouped periods both meets the disclosure requirements and are a better representation of the annual cash flow forecasts for the operations over the life of the operation.

To better clarify the purpose of these forecasted annual cash flow projections, the Company will include statements similar to the following in Table 19.3 of each Exhibit 96 included in future Form 10-K filings, beginning with its Form 10-K for the fiscal year ended December 31, 2022 (new language underlined and in bold):

The purpose of the presented figures is to demonstrate the economic viability of the mineral reserves. Given the long-lived nature of the reserves, inherent variability in the timing of capital expenditures and annual mine planning processes, the annual cash flows may vary in subsequent disclosures.

With respect to the requested line item disclosure, the Company will ensure the disclosure is revised to add revenues, royalties, by-product credits and taxes in future Form 10-K filings in accordance with Items 601(B)(96)(iii)(b)(19)(i) and (ii) of Regulation S-K, beginning with its Form 10-K for the fiscal year ended December 31, 2022.
Examples of the intended revisions to the Company’s disclosures are provided in the attached Appendix B with changes highlighted with green shading.

_______________________________________________________________

If you have any questions or comments, please contact me at your earliest convenience at (602) 366-7769.

Sincerely,

/s/ Maree Robertson

Maree Robertson
Senior Vice President and
Chief Financial Officer

Appendix A
As discussed in the Company’s response to comment number two, it intends to make the following revisions to certain tables included in future Form 10-K filings, beginning with its Form 10-K for the fiscal year ended December 31, 2022 (changes are highlighted with green shading):

2021 Form 10-K - Page 34

			Estimated Recoverable Proven and Probable Mineral Reserves
			at December 31, 2021
			Proven Mineral Reserves							Probable Mineral Reserves
			Million Metric Tons[a]		Average Ore Grade					Million Metric Tons[a]		Average Ore Grade
	FCX’s	Processing	FCX’s	100%	Copper	Gold		Moly	Silver	FCX’s	100%	Copper	Gold		Moly	Silver
	Interest	Method	Interest	Basis	%	g/t		%	g/t	Interest	Basis	%	g/t		%	g/t
North America
Morenci	72%	Mill	565	784	0.37	—		0.02	—	79	110	0.35	—		0.02	—
		Crushed leach	361	501	0.37	—		—	—	63	87	0.35	—		—	—
		ROM leach	1,448	2,011	0.14	—		—	—	305	424	0.15	—		—	—
Bagdad	100%	Mill	1,928	1,928	0.34	—	[b]	0.02	1.42	585	585	0.28	—	[b]	0.02	1.17
		ROM leach	19	19	0.22	—		—	—	2	2	0.20	—		—	—
Safford, including Lone Star	100%	Crushed leach	542	542	0.46	—		—	—	143	143	0.42	—		—	—
Sierrita	100%	Mill	2,241	2,241	0.24	—	[b]	0.03	1.25	189	189	0.19	—	[b]	0.02	0.99
Chino, including Cobre	100%	Mill	169	169	0.50	0.04		—	0.89	60	60	0.48	0.04		—	0.87
		ROM leach	70	70	0.27	—		—	—	10	10	0.25	—		—	—
Tyrone	100%	ROM leach	18	18	0.29	—		—	—	1	1	0.13	—		—	—
Henderson	100%	Mill	37	37	—	—		0.18	—	17	17	—	—		0.13	—
Climax	100%	Mill	138	138	—	—		0.15	—	13	13	—	—		0.10	—
			7,536	8,459						1,467	1,641
South America
Cerro Verde	53.56%	Mill	359	670	0.38	—		0.02	2.00	1,724	3,219	0.36	—		0.01	1.92
		Crushed leach	10	19	0.43	—		—	—	1	2	0.42	—		—	—
		ROM leach	18	33	0.38	—		—	—	30	56	0.26	—		—	—
El Abra	51%	Crushed leach	274	538	0.44	—		—	—	87	171	0.39	—		—	—
		ROM leach	8	16	0.20	—		—	—	3	7	0.18	—		—	—
			669	1,276						1,846	3,454
Indonesia
Grasberg Block Cave	48.76%[c]	Mill	159	316	1.15	0.76		—	3.61	272	541	1.01	0.69		—	3.87
DMLZ	48.76%[c]	Mill	46	91	0.89	0.79		—	4.21	161	321	0.84	0.71		—	4.03
Big Gossan	48.76%[c]	Mill	8	17	2.50	1.02		—	15.56	17	34	2.14	0.94		—	12.72
Kucing Liar[d]	48.76%[c]	Mill	44	88	1.06	0.96		—	5.64	132	263	1.02	0.89		—	4.98
			257	512						583	1,159
Total FCX - 100% Basis				10,247							6,254
Total FCX - Consolidated basis[e]				9,324							6,080
Total FCX - Net equity interest[c,f]				8,463							3,895

a.Totals may not foot because of rounding.
b.Amounts not shown because of rounding.
c.Our economic interest in PT-FI is expected to approximate 81 percent for 2022 and 48.76 percent thereafter (refer to Note 3 for further discussion).
d.PT-FI has commenced long-term mine development activities for the Kucing Liar deposit. See “Mining Operations - Indonesia” for discussion of Kucing Liar capital investments.
e.Consolidated reserves represent estimated quantities after reduction for Morenci's joint venture partner interests (refer to Note 3 for further discussion).
f.Net equity interest represents estimated consolidated quantities further reduced for noncontrolling interest ownership (refer to Note 3 for further discussion of our ownership in subsidiaries).

The reserve table above and the tables on the following pages utilize the abbreviations described below:
•g/t - grams per metric ton
•Moly - Molybdenum

Appendix A
2021 Form 10-K - Page 35

			Estimated Recoverable Proven and Probable Mineral Reserves
			at December 31, 2021
			(continued)
			Proven and Probable[a]
			Million Metric Tons		Average Ore Grade					Recoveries[b]
	FCX’s	Processing	FCX’s	100%	Copper	Gold		Moly	Silver	Copper	Gold	Moly	Silver
	Interest	Method	Interest	Basis	%	g/t		%	g/t	%	%	%	%
North America
Morenci	72%	Mill	644	894	0.37	—		0.02	—	81.6	—	43.3	—
		Crushed leach	424	589	0.37	—		—	—	81.9	—	—	—
		ROM leach	1,753	2,435	0.14	—		—	—	37.4	—	—	—
Bagdad	100%	Mill	2,513	2,513	0.32	—	[c]	0.02	1.36	85.8	59.1	81.8	49.3
		ROM leach	21	21	0.22	—		—	—	18.3	—	—	—
Safford, including Lone Star	100%	Crushed leach	685	685	0.45	—		—	—	72.7	—	—	—
Sierrita	100%	Mill	2,430	2,430	0.23	—	[c]	0.02	1.23	80.4	59.1	77.2	49.3
Chino, including Cobre	100%	Mill	228	228	0.49	0.04		—	0.89	79.1	77.9	—	78.5
		ROM leach	80	80	0.27	—		—	—	42.3	—	—	—
Tyrone	100%	ROM leach	19	19	0.28	—		—	—	57.6	—	—	—
Henderson	100%	Mill	54	54	—	—		0.16	—	—	—	87.5	—
Climax	100%	Mill	151	151	—	—		0.15	—	—	—	88.7	—
			9,003	10,100
South America
Cerro Verde	53.56%	Mill	2,083	3,888	0.37	—		0.01	1.93	85.6	—	54.4	44.9
		Crushed leach	12	22	0.43	—		—	—	76.8	—	—	—
		ROM leach	48	89	0.31	—		—	—	51.4	—	—	—
El Abra	51%	Crushed leach	362	709	0.43	—		—	—	54.8	—	—	—
		ROM leach	11	22	0.19	—		—	—	29.5	—	—	—
			2,515	4,731
Indonesia
Grasberg Block Cave	48.76%[d]	Mill	431	857	1.06	0.71		—	3.78	83.7	63.9	—	55.7
DMLZ	48.76%[d]	Mill	207	412	0.85	0.73		—	4.07	84.9	78.7	—	64.1
Big Gossan	48.76%[d]	Mill	25	51	2.26	0.97		—	13.65	91.3	67.7	—	64.0
Kucing Liar[e]	48.76%[d]	Mill	177	351	1.03	0.91		—	5.15	83.1	52.2	—	39.2
			840	1,671
Total FCX - 100% Basis				16,501
Total FCX - Consolidated basis[f]				15,404
Total FCX - Net equity interest[d,g]				12,358
a.Amounts may not equal the sum of proven and probable mineral reserves as presented on the previous page because of rounding. In additions, totals may not foot because of rounding.
b.Recoveries are net of estimated mill and smelter losses.
c.Amounts not shown because of rounding.
d.Our economic interest in PT-FI is expected to approximate 81 percent for 2022 and 48.76 percent thereafter (refer to Note 3 for further discussion).
e.PT-FI has commenced long-term mine development activities for the Kucing Liar deposit. See “Mining Operations - Indonesia” for discussion of Kucing Liar capital investments.
f.Consolidated reserves represent estimated quantities after reduction for Morenci's joint venture partner interests (refer to Note 3 for further discussion).
g.Net equity interest represents estimated consolidated quantities further reduced for noncontrolling interest ownership (refer to Note 3 for further discussion of our ownership in subsidiaries).

Appendix A
2021 Form 10-K - Page 37

The table below summarizes changes in estimated recoverable copper, gold and molybdenum in mineral reserves between December 31, 2020 and 2021, for our properties identified as material under S-K 1300:

	Estimated Recoverable Mineral Reserves on 100% Basis
	Copper (billion lbs.)			Gold (million ozs.)	Molybdenum (billion lbs.)
	Morenci	Cerro Verde	Grasberg minerals district	Grasberg minerals district	Morenci	Cerro Verde
Mineral reserves as of December 31, 2020	14.3	28.6	33.4	28.3	0.20	0.70
Production	(0.9)	(0.9)	(1.3)	(1.4)	(0.01)	(0.02)
Adjustments[a]	(0.3)	0.2	0.1	(0.3)	(0.04)	0.01
Mineral reserves as of December 31, 2021	13.1	27.9	32.2	26.6	0.15	0.69

	Estimated Recoverable Mineral Reserves on Net Equity Basis
	Copper (billion lbs.)				Gold (million ozs.)	Molybdenum (billion lbs.)
	Morenci	Cerro Verde	Grasberg minerals district		Grasberg minerals district	Morenci		Cerro Verde
	72%	53.56%	48.76%[b]		48.76%[b]	72%		53.56%
Mineral reserves as of December 31, 2020	10.3	15.3	17.3		14.9	0.14		0.37
Production	(0.6)	(0.5)	(1.1)		(1.1)	—	[c]	(0.01)
Adjustments[a]	(0.3)	0.1	—	[c]	(0.2)	(0.03)		0.01
Mineral reserves as of December 31, 2021	9.4	14.9	16.2		13.6	0.11		0.37
a.The downward adjustments at Morenci are primarily the result of revised mine designs, partly offset by increased crushed leach recovery and re-routing of ore types. The upward adjustments at Cerro Verde are primarily the result of updated resource modeling and revised mine designs, partly offset by mine scheduling strategy and near-term recovery assumptions. The adjustments at Grasberg minerals district are primarily the result of revised mine designs and mine schedule changes.
b.Our economic interest in PT-FI is expected to approximate 81 percent through 2022 and 48.76 percent thereafter (refer to Note 3 for further discussion).
c.Rounds to less than 0.1 billion pounds.

Appendix A
2021 Form 10-K - Page 39

Following are our stockpiles and the estimated recoverable copper contained within those stockpiles as of December 31, 2021:

						Recoverable
	FCX’s	Million Metric Tons[a]		Average	Recoveries	Copper[a]
	Interest	FCX’s Interest	100% Basis	Ore Grade (%)	(%)	(billion pounds)
Mill stockpiles
Cerro Verde	53.56%	42	79	0.27	64.5	0.3
North America copper mines[b]		5	5	0.45	90.9	—	[c]
		48	84			0.3

Leach stockpiles
Morenci	72%	5,189	7,216	0.24	1.1	0.4
Bagdad	100%	505	505	0.25	0.8	—	[c]
Safford, including Lone Star	100%	382	382	0.42	6.4	0.2
Sierrita	100%	650	650	0.15	8.6	0.2
Miami	100%	498	498	0.39	1.0	—	[c]
Chino, including Cobre	100%	1,769	1,769	0.25	2.7	0.3
Tyrone	100%	1,192	1,192	0.28	1.8	0.1
Cerro Verde	53.56%	303	566	0.45	4.7	0.3
El Abra	51%	436	855	0.43	4.6	0.4
		10,925	13,633			1.9

Total FCX - 100% basis						2.3
Total FCX - Consolidated basis[d]						2.1
Total FCX - Net equity interest[e]						1.7
a.Totals may not foot because of rounding.
b.Our net equity interest in all North America copper mines is 100 percent except for Morenci, which is 72 percent.
c.Rounds to less than 0.1 billion pounds of recoverable copper.
d.Consolidated stockpiles represent estimated metal quantities after reduction for Morenci’s joint venture partner interests (refer to Note 3 for further discussion).
e.Net equity interest represents estimated consolidated metal quantities further reduced for noncontrolling interest ownership (refer to Note 3 for further discussion of our ownership in subsidiaries).

Appendix A
2021 Form 10-K - Page 41

Estimated Mineral Resources
at December 31, 2021[a]
			Measured										Indicated								Inferred
			Million Metric Tons				Average Ore Grade						Million Metric Tons		Average Ore Grade						Million Metric Tons				Average Ore Grade
	FCX’s	Processing	FCX’s		100%		Copper	Gold		Moly		Silver	FCX’s	100%	Copper	Gold		Moly		Silver	FCX’s		100%		Copper	Gold		Moly		Silver
	Interest	Method	Interest		Basis		%	g/t		%		g/t	Interest	Basis	%	g/t		%		g/t	Interest		Basis		%	g/t		%		g/t
North America
Morenci	72%	Milling	922		1,280		0.25	—		0.02		—	776	1,077	0.27	—		0.02		—	411		570		0.27	—		0.02		—
		Leaching	816		1,135		0.16	—		—		—	645	898	0.16	—		—		—	375		522		0.12	—		—		—
Bagdad	100%	Milling	492		492		0.32	—	[b]	0.02		1.36	717	717	0.27	—	[b]	0.02		1.13	961		961		0.17	—	[b]	0.01		0.70
		Leaching	—	[b]	—	[b]	0.22	—		—		—	1	1	0.08	—		—		—	11		11		0.08	—		—		—
Safford, including Lone Star	100%	Milling	807		807		0.34	0.02		—		0.45	1,588	1,588	0.37	0.02		—		0.44	823		823		0.29	—	[b]	—		0.03
		Leaching	556		556		0.31	—		—		—	568	568	0.28	—		—		—	241		241		0.26	—		—		—
Sierrita	100%	Milling	1,467		1,467		0.18	—	[b]	0.02		0.74	597	597	0.17	—	[b]	0.02		0.79	131		131		0.16	—	[b]	0.01		0.75
Chino, including Cobre	100%	Milling	283		283		0.38	0.04		0.01		0.73	157	157	0.43	0.04		0.01		0.78	27		27		0.55	0.05		0.01		0.99
		Leaching	27		27		0.22	—		—		—	4	4	0.28	—		—		—	7		7		0.26	—		—		—
Tyrone	100%	Leaching	115		115		0.22	—		—		—	29	29	0.21	—		—		—	15		15		0.21	—		—		—
Henderson	100%	Milling	75		75		—	—		0.15		—	36	36	—	—		0.12		—	—	[b]	—	[b]	—	—		0.04		—
Climax	100%	Milling	310		310		—	—		0.17		—	73	73	—	—		0.09		—	18		18		—	—		0.06		—
Ajo	100%	Milling	470		470		0.37	0.06		0.01		0.81	159	159	0.32	0.04		0.01		0.76	31		31		0.24	0.05		—	[b]	0.80
Cochise/Bisbee	100%	Leaching	153		153		0.48	—		—		—	124	124	0.41	—		—		—	21		21		0.37	—		—		—
Sanchez	100%	Leaching	86		86		0.35	—		—		—	104	104	0.23	—		—		—	14		14		0.18	—		—		—
Tohono	100%	Milling	63		63		0.74	—		—		—	237	237	0.64	—		—		—	27		27		0.46	—		—		—
		Leaching	45		45		0.94	—		—		—	250	250	0.61	—		—		—	48		48		0.49	—		—		—
Twin Buttes	100%	Milling	188		188		0.58	0.01		0.03		6.23	17	17	0.56	0.01		0.03		5.94	8		8		0.67	0.01		0.02		7.27
		Leaching	78		78		0.22	—		—		—	27	27	0.20	—		—		—	11		11		0.25	—		—		—
Christmas	100%	Milling	73		73		0.52	0.06		—	[b]	1.53	291	291	0.35	0.05		—	[b]	0.92	69		69		0.36	0.06		—	[b]	0.94
South America
Cerro Verde	53.56%	Milling	12		22		0.31	—		0.01		1.64	782	1,460	0.36	—		0.01		1.90	360		673		0.35	—		0.01		1.87
		Leaching	5		10		0.35	—		—		—	15	27	0.29	—		—		—	7		13		0.32	—		—		—
El Abra	51%	Milling	450		883		0.45	0.02		0.01		1.52	772	1,513	0.37	0.02		0.01		1.16	516		1,012		0.31	0.01		0.01		0.87
		Leaching	33		64		0.24	—		—		—	37	72	0.25	—		—		—	34		66		0.23	—		—		—
Indonesia
Grasberg minerals district	48.76%	Milling	155		319		0.78	0.60		—		4.39	1,041	2,136	0.76	0.64		—		4.15	75		154		0.49	0.40		—		2.77
Total FCX - 100% basis[c]					9,001									12,160									5,472
Total FCX - Consolidated basis[d]					8,323									11,606									5,166
Total FCX - Net equity interest[e]					7,681									9,044									4,240
a.Mineral resources are exclusive of mineral reserves.
b.Amounts not shown because of rounding.
c.Totals may not foot because of rounding.
d.Consolidated basis represents estimated mineral resources after reduction for Morenci’s joint venture partner interests (refer to Note 3 for further discussion).
e.Net equity interest represents estimated consolidated mineral resources further reduced for noncontrolling interest ownership (refer to Note 3 for further discussion).

Appendix A
2021 Form 10-K - Page 42

Estimated Mineral Resources
at December 31, 2021[a] (continued)
			Measured + Indicated		Total Mineral Resources
			Million Metric Tons[b]		Million Metric Tons[b]		Average Ore Grade						Contained Metal[c]						Cutoff Grade[d]
	FCX’s	Processing	FCX’s	100%	FCX’s	100%	Copper	Gold		Moly		Silver	Copper		Gold		Moly	Silver
	Interest	Method	Interest	Basis	Interest	Basis	%	g/t		%		g/t	billion lbs.		million ozs.		billion lbs.	million ozs.	Grade %
North America
Morenci	72%	Milling	1,698	2,358	2,108	2,928	0.26	—		0.02		—	16.8		—		1.11	—	0.14
		Leaching	1,461	2,033	1,836	2,555	0.15	—		—		—	8.6		—		—	—	0.02
Bagdad	100%	Milling	1,209	1,209	2,169	2,169	0.24	—	[e]	0.02		0.99	11.3		0.2		0.85	69.3	0.08
		Leaching	1	1	12	12	0.08	—		—		—	—	[e]	—		—	—	0.03
Safford, including Lone Star	100%	Milling	2,394	2,394	3,218	3,218	0.34	0.02		—		0.34	24.3		1.6		—	34.7	0.15
		Leaching	1,123	1,123	1,364	1,364	0.29	—		—		—	8.7		—		—	—	0.11
Sierrita	100%	Milling	2,064	2,064	2,195	2,195	0.18	—	[e]	0.02		0.75	8.5		—	[e]	0.96	53.0	0.12
Chino, including Cobre	100%	Milling	440	440	467	467	0.41	0.04		0.01		0.76	4.2		0.6		0.10	11.4	0.17
		Leaching	31	31	38	38	0.23	—		—		—	0.2		—		—	—	0.06
Tyrone	100%	Leaching	143	143	158	158	0.22	—		—		—	0.8		—		—	—	0.02
Henderson	100%	Milling	112	112	112	112	—	—		0.14		—	—		—		0.35	—	0.10
Climax	100%	Milling	383	383	401	401	—	—		0.15		—	—		—		1.34	—	0.04
Ajo	100%	Milling	628	628	659	659	0.36	0.06		0.01		0.80	5.2		1.2		0.11	16.9	0.14
Cochise/Bisbee	100%	Leaching	278	278	299	299	0.44	—		—		—	2.9		—		—	—	0.10
Sanchez	100%	Leaching	190	190	204	204	0.28	—		—		—	1.2		—		—	—	0.07
Tohono	100%	Milling	301	301	328	328	0.64	—		—		—	4.6		—		—	—	0.15
		Leaching	295	295	343	343	0.64	—		—		—	4.8		—		—	—	0.12
Twin Buttes	100%	Milling	205	205	213	213	0.59	0.01		0.03		6.24	2.7		—	[e]	0.15	42.7	0.20
		Leaching	105	105	116	116	0.22	—		—		—	0.6		—		—	—	0.01
Christmas	100%	Milling	364	364	433	433	0.38	0.06		—	[e]	1.02	3.6		0.8		0.03	14.2	0.18
South America
Cerro Verde	53.56%	Milling	794	1,482	1,154	2,155	0.35	—		0.01		1.88	16.8		—		0.60	130.5	0.14
		Leaching	20	37	27	50	0.31	—		—		—	0.3		—		—	—	0.08
El Abra	51%	Milling	1,222	2,396	1,738	3,408	0.37	0.02		0.01		1.17	27.8		1.9		0.62	127.7	0.14
		Leaching	70	137	103	203	0.24	—		—		—	1.1		—		—	—	0.08
Indonesia
Grasberg minerals district	48.76%	Milling	1,197	2,454	1,272	2,608	0.75	0.62		—		4.10	42.8		51.8		—	343.9	0.51
Total FCX - 100% basis[f]				21,161		26,634							197.9		58.1		6.21	844.4
Total FCX - Consolidated basis[g]				19,929		25,095							190.8		58.1		5.90	844.4
Total FCX - Net equity interest[h]				16,725		20,965							146.8		30.7		5.32	545.0

a.Mineral resources are exclusive of mineral reserves.
b.Amounts may not equal the sum of measured, indicated and inferred (as presented on the prior page) because of rounding.
c.Estimated recoveries are consistent with those for mineral reserves but would require additional work to substantiate.
d.All sites report a percent equivalent copper grade except for Climax and Henderson, which report a percent molybdenum grade. ~~Cutoff grade is the minimum grade considered for processed material.~~ Our underground mines report a breakeven cutoff grade, and our open-pit mines report an internal cutoff grade.
e.Amounts not shown because of rounding.
f.Totals may not foot because of rounding.
g.Consolidated basis represent estimated mineral resources after reduction for Morenci’s joint venture partner interests (refer to Note 3 for further discussion).
h.Net equity interest represent estimated consolidated mineral resources further reduced for noncontrolling interest ownership (refer to Note 3 for further discussion).

Appendix A
2021 Form 10-K - Page 43

The table below summarizes changes in estimated contained copper, gold and molybdenum in mineral resources between December 31, 2020 and 2021, for our properties identified as material under S-K 1300:

	Estimated Contained Mineral Resources at 100% Basis
	Copper (billion lbs.)			Gold (million ozs.)	Molybdenum (billion lbs.)
	Morenci	Cerro Verde	Grasberg minerals district	Grasberg minerals district	Morenci	Cerro Verde
Mineral resources as of December 31, 2020	23.7	17.5	43.6	54.0	1.06	0.61
Adjustments[a]	1.7	(0.4)	(0.8)	(2.2)	0.05	(0.01)
Mineral resources as of December 31, 2021	25.4	17.1	42.8	51.8	1.11	0.60

	Estimated Contained Mineral Resources at Net Equity Basis
	Copper (billion lbs.)			Gold (million ozs.)	Molybdenum (billion lbs.)
	Morenci	Cerro Verde	Grasberg minerals district	Grasberg minerals district	Morenci	Cerro Verde
	72%	53.56%	48.76%	48.76%	72%	53.56%
Mineral resources as of December 31, 2020	17.0	9.4	21.3	26.3	0.76	0.32
Adjustments[a]	1.3	(0.2)	(0.4)	(1.0)	0.04	—	[b]
Mineral resources as of December 31, 2021	18.3	9.2	20.9	25.3	0.80	0.32
a.The upward adjustments at Morenci are primarily the result of lower estimated unit costs coupled with revised mine designs. The downward adjustments at Cerro Verde are primarily the result of converting material from mineral resources to mineral reserves in the revised mineral reserves mine designs. The downward adjustments at the Grasberg minerals district are primarily the result of revised mine designs and a higher cutoff grade.
b.Rounds to less than 0.1 billion pounds.

Appendix A
2021 Form 10-K - Page 173

		Estimated Recoverable Proven and Probable Mineral Reserves
		at December 31, 2021
		Ore[a] (million metric tons)		Average Ore Grade Per Metric Ton[a]					Recoverable Proven and Probable Mineral Reserves[b]
	FCX’s Interest	FCX’s Interest	100% Basis	Copper (%)	Gold (grams)		Molybdenum (%)		Copper (billion pounds)		Gold (million ounces)	Molybdenum (billion pounds)
North America
Production stage:
Morenci	72%	2,821	3,918	0.23	—		—	[c]	13.1		—	0.15
Sierrita	100%	2,430	2,430	0.23	—	[c]	0.02		10.3		0.1	1.02
Bagdad	100%	2,534	2,534	0.32	—	[c]	0.02		15.5		0.2	0.92
Safford, including Lone Star	100%	685	685	0.45	—		—		5.2		—	—
Chino, including Cobre	100%	308	308	0.44	0.03		—		2.5		0.3	—
Climax	100%	151	151	—	—		0.15		—		—	0.46
Henderson	100%	54	54	—	—		0.16		—		—	0.17
Tyrone	100%	19	19	0.28	—		—		0.2		—	—
Miami	100%	—	—	—	—		—		—	[c]	—	—

South America
Production stage:
Cerro Verde	53.56%	2,142	3,999	0.36	—		0.01		27.9		—	0.69
El Abra	51%	373	732	0.42	—		—		4.1		—	—

Indonesia[d]
Production stage:
Grasberg Block Cave	48.76%[e]	431	857	1.06	0.71		—		16.7		12.6	—
Deep Mill Level Zone	48.76%[e]	207	412	0.85	0.73		—		6.6		7.6	—
Big Gossan	48.76%[e]	25	51	2.26	0.97		—		2.3		1.1	—

Development stage:
Kucing Liar	48.76%[e]	177	351	1.03	0.91		—		6.6		5.3	—
Total 100% basis[f]			16,501						110.8		27.1	3.43
Consolidated basis[g]			15,404						107.2		27.1	3.39
FCX’s net equity intereste,f,[h]			12,358						76.2		14.2	3.06
a.Excludes material contained in stockpiles.
b.Includes estimated recoverable metals contained in stockpiles.
c.Amounts not shown because of rounding.
d.Estimated recoverable proven and probable mineral reserves from Indonesia reflect estimates of minerals that can be recovered through 2041. Refer to Note 13 for discussion of PT-FI’s IUPK.
e.Our economic interest in PT-FI is expected to approximate 81 percent for 2022 and 48.76 percent thereafter (refer to Note 3 for further discussion).
f.Totals may not foot because of rounding.
g.Consolidated mineral reserves represent estimated metal quantities after reduction for Morenci’s joint venture partner interests (refer to Note 3 for further discussion).
h.Net equity interest mineral reserves represent estimated consolidated metal quantities further reduced for noncontrolling interest ownership (refer to Note 3 for further discussion of FCX’s ownership in subsidiaries). ~~FCX’s net equity interest for estimated metal quantities in Indonesia reflects approximately 81 percent for 2022 and 48.76 percent from 2023 through 2041.~~

Appendix A

Exhibit 96.1 - Tables 1.1 and 12.1
										~~100% Basis~~
CERRO VERDE MINE	Ownership	Tonnage[b]	Cut-off	Average Grade			Average Recovery[d]			Recoverable Metal[b]
Summary of Mineral Reservesª		Metric	Grade[c]	Copper	Molybdenum	Silver	Copper	Molybdenum	Silver	Copper	Molybdenum	Silver
As of December 31, 2021%		M Tons	%EqCu	%	%	g/t	%	%	%	M lbs	M lbs	k ozs

Mill
Proven		670		0.38	0.02	2.00	85.7	54.4	44.9	4,794	130	19,358
Probable		3,219		0.36	0.01	1.92	85.5	54.4	44.9	22,039	555	88,992
Total		3,888	0.15	0.37	0.01	1.93	85.6	54.4	44.9	26,834	685	108,350

Crushed Leach
Proven		19		0.43			76.8			142
Probable		2		0.42			76.8			15
Total		22	0.24	0.43			76.8			157

ROM Leach
Proven		33		0.38			51.4			145
Probable		56		0.26			51.4			166
Total		89	0.08	0.31			51.4			311

Total Open-Pit Reserves
Proven		722		0.38	0.01	1.86	83.8	54.4	44.9	5,081	130	19,358
Probable		3,277		0.36	0.01	1.88	85.1	54.4	44.9	22,221	555	88,992
Total		3,999		0.36	0.01	1.88	84.9	54.4	44.9	27,302	685	108,350

Stockpile Inventories
Mill Stockpile
Proven		79		0.27	0.01	1.06	64.5	51.7	44.9	299	9	1,208
Leach Stockpile
Proven		566		0.45			4.7			263
Total		645		0.42	0.00	0.13	9.3	51.7	44.9	562	9	1,208

Total Mineral Reserves
Proven		1,367		0.40	0.01	1.04	46.6	54.2	44.9	5,643	139	20,566
Probable		3,277		0.36	0.01	1.88	85.1	54.4	44.9	22,221	555	88,992
Total	100.00%	4,644		0.37	0.01	1.64	72.9	54.4	44.9	27,864	694	109,558
Total FCX - Net equity interest[e]	53.56%	2,487		0.37	0.01	1.64	72.9	54.4	44.9	14,924	372	58,679
Total SMM - Net equity interest[e]	21.00%	975		0.37	0.01	1.64	72.9	54.4	44.9	5,851	146	23,007
Total BV - Net equity interest[e]	19.58%	909		0.37	0.01	1.64	72.9	54.4	44.9	5,456	136	21,451
Total Public Shares - Net equity interest[e]	5.86%	272		0.37	0.01	1.64	72.9	54.4	44.9	1,633	41	6,420

a) Reported as of December 31, 2021 using metal prices of $2.50 per pound copper, $10.00 per pound molybdenum, and $15.00 per ounce silver.
b) Amounts may not foot because of rounding.
c) Operational cutoff grade reported as equivalent copper (EqCu).
d) Process recoveries include all applicable processes such as concentration, smelting, transportation losses, etc. Recoveries for stockpiles may exceed 100% as payable metal for stockpiles can include additional dry inventory (belts, bins, etc.) and/or wet inventory (decant, slurry, etc.).
e) The Cerro Verde mine is operated by FCX through a partially owned subsidiary, Sociedad Minera Cerro Verde S.A.A. (SMCV). FCX holds a 53.56 percent ownership interest in SMCV, with the remaining 46.44 percent held by SMM Cerro Verde Netherlands B.V. (SMM - 21 percent), Compañia de Minas Buenaventura S.A.A. (BV - 19.58 percent) and other stockholders whose shares are publicly traded on the Lima Stock Exchange (Public Shares - 5.86 percent).

Appendix A

Exhibit 96.1 - Tables 1.2 and 11.5
							~~100% Basis~~
CERRO VERDE MINE	Ownership	Tonnage[b]	Cut-off	Average Grade			Contained Metal[b,d]
Summary of Mineral Resourcesª		Metric	Grade[c]	Copper	Molybdenum	Silver	Copper	Molybdenum	Silver
As of December 31, 2021%		M Tons	%EqCu	%	%	g/t	M lbs	M lbs	k ozs

Mill
Measured		22		0.31	0.01	1.64	148	5	1,152
Indicated		1,460		0.36	0.01	1.90	11,446	411	88,952
Subtotal		1,482		0.35	0.01	1.89	11,595	416	90,103
Inferred		673		0.35	0.01	1.87	5,202	179	40,429
Total		2,155	0.14	0.35	0.01	1.88	16,797	595	130,532

Crushed Leach
Measured		9		0.36			70
Indicated		24		0.30			156
Subtotal		33		0.32			227
Inferred		12		0.34			89
Total		44	0.12	0.32			316

ROM Leach
Measured		1		0.20			4
Indicated		4		0.20			17
Subtotal		5		0.20			21
Inferred		1		0.12			3
Total		6	0.08	0.18			24

Total Open-Pit Mineral Resources
Measured		32		0.32	0.01	1.13	222	5	1,152
Indicated		1,487		0.35	0.01	1.86	11,619	411	88,952
Subtotal		1,519		0.35	0.01	1.85	11,842	416	90,103
Inferred		686		0.35	0.01	1.83	5,295	179	40,429
Total	100.00%	2,205		0.35	0.01	1.84	17,136	595	130,532
Total FCX - Net equity interest[e]	53.56%	1,181		0.35	0.01	1.84	9,178	319	69,913
Total SMM - Net equity interest[e]	21.00%	463		0.35	0.01	1.84	3,599	125	27,412
Total BV - Net equity interest[e]	19.58%	432		0.35	0.01	1.84	3,355	117	25,558
Total Public Shares - Net equity interest[e]	5.86%	129		0.35	0.01	1.84	1,004	35	7,649

a) Reported as of December 31, 2021 using metal prices of $3.00 per pound copper, $12.00 per pound molybdenum, and $20.00 per ounce silver. Mineral resources are exclusive of mineral reserves.
b) Amounts may not foot because of rounding.
c) Internal cutoff grade reported as equivalent copper (EqCu).
d) Estimated expected recoveries are consistent with those for mineral reserves but would require additional work to substantiate.
e) The Cerro Verde mine is operated by FCX through a partially owned subsidiary, Sociedad Minera Cerro Verde S.A.A. (SMCV). FCX holds a 53.56 percent ownership interest in SMCV, with the remaining 46.44 percent held by SMM Cerro Verde Netherlands B.V. (SMM - 21 percent), Compañia de Minas Buenaventura S.A.A. (BV - 19.58 percent) and other stockholders whose shares are publicly traded on the Lima Stock Exchange (Public Shares - 5.86 percent).

Appendix A

Exhibit 96.2 - Tables 1.1 and 12.2
										~~100% Basis~~
PT FREEPORT INDONESIA	Ownership	Tonnage[b]	Cut-off	Average Grade			Average Recovery[d]			Recoverable Metal[b]
Summary of Mineral Reservesª		Metric	Grade[c]	Copper	Gold	Silver	Copper	Gold	Silver	Copper	Gold	Silver
As of December 31, 2021%		M Tons	%EqCu	%	g/t	g/t	%	%	%	M lbs	k ozs	k ozs

GBC (Underground)
Proven		316		1.15	0.76	3.61	83.7	63.9	55.7	6,694	4,927	20,450
Probable		541		1.01	0.69	3.87	83.7	63.9	55.7	10,051	7,636	37,486
Total		857	0.63	1.06	0.71	3.78	83.7	63.9	55.7	16,746	12,563	57,936

DMLZ (Underground)
Proven		91		0.89	0.79	4.21	84.9	78.7	64.1	1,527	1,825	7,922
Probable		321		0.84	0.71	4.03	84.9	78.7	64.1	5,032	5,794	26,620
Total		412	0.71	0.85	0.73	4.07	84.9	78.7	64.1	6,559	7,619	34,542

BG (Underground)
Proven		17		2.50	1.02	15.56	91.3	67.7	64.0	835	368	5,312
Probable		34		2.14	0.94	12.72	91.3	67.7	64.0	1,467	701	8,909
Total		51	1.70	2.26	0.97	13.65	91.3	67.7	64.0	2,302	1,069	14,221

KL (Underground)
Proven		88		1.06	0.96	5.64	83.1	52.2	39.2	1,706	1,419	6,236
Probable		263		1.02	0.89	4.98	83.1	52.2	39.2	4,901	3,919	16,528
Total		351	0.70	1.03	0.91	5.15	83.1	52.2	39.2	6,607	5,338	22,764

Total Mineral Reserves
Proven		512		1.13	0.81	4.45	84.3	64.6	54.3	10,763	8,540	39,921
Probable		1,159		1.00	0.75	4.43	84.3	64.6	54.3	21,451	18,051	89,543
Total	100.00%	1,671		1.04	0.77	4.44	84.3	64.6	54.3	32,214	26,590	129,464
Total FCX - Net equity interest[e]	48.76%	840		1.04	0.77	4.44	84.3	64.6	54.3	16,195	13,613	65,132
Total Other - Net equity interest[e]	51.24%	831		1.04	0.77	4.44	84.3	64.6	54.3	16,018	12,977	64,332
Notes
a)	Reported as of December 31, 2021 using metal prices of $2.50 per pound copper, $1,200 per ounce gold, and $15 per ounce silver.
b)	Amounts shown may not foot because of rounding.
c)	Breakeven cutoff grade reported as equivalent copper (EqCu).
d)	Average recoveries are reduced by smelter payable factors.
e)	FCX's economic interest in PT-FI is expected to approximate 81 percent through 2022 and 48.76 percent thereafter.

Appendix A

Exhibit 96.2 - Tables 1.2 and 11.4
								~~100% Basis~~
PT FREEPORT INDONESIA	Ownership	Tonnage[b]	Cut-off Grade[c]		Average Grade			Contained Metal[b,d]
Summary of Mineral Resourcesª		Metric	In-Situ	Overpull	Copper	Gold	Silver	Copper	Gold	Silver
As of December 31, 2021%		M Tons	%EqCu	%EqCu	%	g/t	g/t	M lbs	k ozs	k ozs

GBC (Underground)
Measured		154			0.64	0.50	3.68	2,167	2,479	18,181
Indicated		678			0.63	0.52	3.52	9,343	11,325	76,669
Subtotal		831			0.63	0.52	3.55	11,510	13,804	94,850
Inferred		24			0.23	0.34	2.85	122	268	2,213
Total		855	0.51	0.36	0.62	0.51	3.53	11,632	14,072	97,063

DMLZ (Underground)
Measured		21			0.63	0.65	3.29	288	437	2,199
Indicated		525			0.67	0.57	3.45	7,787	9,654	58,190
Subtotal		546			0.67	0.57	3.44	8,075	10,091	60,389
Inferred		74			0.66	0.42	3.05	1,088	999	7,291
Total		620	0.58	0.43	0.67	0.56	3.39	9,163	11,090	67,681

BG (Underground)
Measured		7			1.45	0.64	9.27	213	137	1,987
Indicated		15			1.20	0.67	7.99	392	322	3,818
Subtotal		22			1.28	0.66	8.39	605	459	5,805
Inferred
Total		22	1.04		1.28	0.66	8.39	605	459	5,805

KL (Underground)
Measured		112			0.87	0.74	4.68	2,156	2,691	16,916
Indicated		820			0.90	0.79	4.96	16,182	20,794	130,648
Subtotal		932			0.89	0.78	4.92	18,338	23,484	147,563
Inferred		55			0.37	0.40	2.36	447	704	4,178
Total		987	0.57	0.42	0.86	0.76	4.78	18,785	24,188	151,742

GB (Open-Pit)
Measured		2			1.24	0.33	4.56	61	23	329
Indicated		12			0.78	0.29	3.48	199	107	1,287
Subtotal		14			0.86	0.29	3.65	260	130	1,615
Inferred
Total		14	0.15		0.86	0.29	3.65	260	130	1,615

GBT (Open-Pit)
Measured		7			0.46	0.98	1.69	69	214	371
Indicated		41			0.45	0.77	1.63	408	1,030	2,167
Subtotal		48			0.45	0.80	1.63	477	1,243	2,538
Inferred
Total		48	0.50		0.45	0.80	1.63	477	1,243	2,538

DOM (Open-Pit)[e]
Measured		7			1.71	0.37	10.73	281	89	2,562
Indicated		25			1.59	0.36	9.64	869	284	7,662
Subtotal		32			1.62	0.36	9.89	1,149	372	10,225
Inferred		1			0.86	0.08	2.88	11	2	55
Total		33	1.07	0.57	1.61	0.35	9.76	1,161	374	10,280

DOM (Underground)[e]
Measured		9			1.37	0.34	8.80	265	96	2,489
Indicated		20			1.13	0.30	7.24	498	196	4,669
Subtotal		29			1.20	0.32	7.72	763	292	7,158
Inferred
Total		29	0.72	0.37	1.20	0.32	7.72	763	292	7,158

Total Mineral Resources
Measured		319			0.78	0.60	4.39	5,501	6,166	45,033
Indicated		2,136			0.76	0.64	4.15	35,678	43,710	285,110
Subtotal		2,454			0.76	0.63	4.18	41,178	49,877	330,143
Inferred		154			0.49	0.40	2.77	1,668	1,972	13,738
Total	100.00%	2,608			0.75	0.62	4.10	42,846	51,849	343,881
Total FCX - Net equity interest[f]	48.76%	1,272			0.75	0.62	4.10	20,892	25,281	167,676
Total Other - Net equity interest[f]	51.24%	1,337			0.75	0.62	4.10	21,954	26,567	176,205
Notes
a) Reported as of December 31, 2021 using metal prices of $3.00 per pound copper, $1,200 per ounce gold, and $20 per ounce silver. Mineral resources are exclusive of mineral reserves.
b) Amounts shown may not foot because of rounding.
c) Breakeven cutoff grade reported as equivalent copper (EqCu).
d) Estimated expected recoveries are consistent with those for mineral reserves but would require additional work to substantiate.
e) Cut-off grades for DOM (Open-Pit) are scheduled and low grade; DOM (Underground) scheduled and overpull.
f) FCX's economic interest in PT-FI is expected to approximate 81 percent through 2022 and 48.76 percent thereafter.

Appendix A

Exhibit 96.3 - Tables 1.1 and 12.1
									~~100% Basis~~
MORENCI MINE	Ownership	Tonnage[b]		Cut-off	Average Grade		Average Recovery[d]		Recoverable Metal[b]
Summary of Mineral Reservesª		Short	Metric	Grade[c]	Copper	Molybdenum	Copper	Molybdenum	Copper	Molybdenum
As of December 31, 2021%		M Tons	M Tons	%EqCu	%	%	%	%	M lbs	M lbs

Mill
Proven		864	784		0.37	0.02	81.6	43.3	5,222	137
Probable		122	110		0.35	0.02	81.8	43.3	696	18
Total		986	894	0.21	0.37	0.02	81.6	43.3	5,919	155

Crushed Leach
Proven		552	501		0.37		81.8		3,357
Probable		96	87		0.35		82.0		556
Total		649	589	0.14	0.37		81.9		3,913

ROM Leach
Proven		2,217	2,011		0.14		36.9		2,259
Probable		467	424		0.15		39.6		548
Total		2,684	2,435	0.03	0.14		37.4		2,807

Total Open-Pit Reserves
Proven		3,633	3,296		0.23	0.00	65.2	43.3	10,838	137
Probable		685	622		0.21	0.00	61.8	43.3	1,800	18
Total		4,318	3,918		0.23	0.00	64.7	43.3	12,638	155

Stockpile Inventories
Mill Stockpile
Proven		1	1		0.56		83.3		8
Leach Stockpile
Proven		7,954	7,216		0.24		1.1		414
Total		7,955	7,217		0.24		1.1		422

Total Mineral Reserves
Proven		11,588	10,513		0.24	0.00	20.5	43.3	11,260	137
Probable		685	622		0.21	0.00	61.8	43.3	1,800	18
Total	100%	12,274	11,134		0.24	0.00	22.6	43.3	13,060	155
Total FCX - Net interest[e]	72%	8,830	8,011		0.24	0.00	22.6	43.3	9,403	111
Total Other - Net interest[e]	28%	3,443	3,124		0.24	0.00	22.6	43.3	3,657	43

a) Reported as of December 31, 2021 using metal prices of $10.00 per pound molybdenum.
b) Amounts may not foot because of rounding.
c) Operational cutoff grade reported as equivalent copper (EqCu).
d) Process recoveries include all applicable processes such as concentration, smelting, transportation losses, etc. Recoveries for stockpiles may exceed 100% as payable metal for stockpiles can include additional dry inventory (belts, bins, etc.) and/or wet inventory (decant, slurry, etc.).
e) The Morenci mine is an unincorporated joint venture owned 72 percent by FCX, with the remaining 28 percent owned by Sumitomo Metal Mining Arizona, Inc. (15 percent) and Sumitomo Metal Mining Morenci, Inc. (13 percent). Each partner takes in kind its share of Morenci’s production. FCX is the operator of the joint venture and holds registered title to the mineral claims. Each partner takes in kind its share of Morenci’s production. FCX is the operator of the joint venture and holds registered title to the mineral claims.

Appendix A

Exhibit 96.3 - Tables 1.2 and 11.4
							~~100% Basis~~
MORENCI MINE	Ownership	Tonnage[b]		Cut-off	Average Grade		Contained Metal[b,d]
Summary of Mineral Resourcesª		Short	Metric	Grade[c]	Copper	Molybdenum	Copper	Molybdenum
As of December 31, 2021%		M Tons	M Tons	%EqCu	%	%	M lbs	M lbs

Mill
Measured		1,411	1,280		0.25	0.02	7,113	486
Indicated		1,188	1,077		0.27	0.02	6,345	425
Subtotal		2,599	2,358		0.26	0.02	13,458	911
Inferred		629	570		0.27	0.02	3,345	200
Total		3,228	2,928	0.14	0.26	0.02	16,803	1,111

Crushed Leach
Measured		285	258		0.34		1,926
Indicated		223	203		0.31		1,378
Subtotal		508	461		0.33		3,305
Inferred		75	68		0.31		465
Total		583	529	0.07	0.32		3,770

ROM Leach
Measured		966	876		0.11		2,104
Indicated		766	695		0.11		1,736
Subtotal		1,733	1,572		0.11		3,841
Inferred		501	454		0.10		953
Total		2,233	2,026	0.02	0.11		4,794

Total Open-Pit Mineral Resources
Measured		2,662	2,415		0.21	0.01	11,144	486
Indicated		2,177	1,975		0.22	0.01	9,460	425
Subtotal		4,840	4,391		0.21	0.01	20,604	911
Inferred		1,204	1,093		0.20	0.01	4,763	200
Total	100%	6,044	5,483		0.21	0.01	25,367	1,111
Total FCX - Net interest[e]	72%	4,348	3,944		0.21	0.01	18,251	800
Total Other - Net interest[e]	28%	1,696	1,539		0.21	0.01	7,116	311

a) Reported as of December 31, 2021 using metal prices of $3.00 per pound copper and $12.00 per pound molybdenum. Mineral resources are exclusive of mineral reserves.
b) Amounts may not foot because of rounding.
c) Internal cutoff grade reported as equivalent copper (EqCu).
d) Estimated expected recoveries are consistent with those for mineral reserves but would require additional work to substantiate.
e) The Morenci mine is an unincorporated joint venture owned 72 percent by FCX, with the remaining 28 percent owned by Sumitomo Metal Mining Arizona, Inc. (15 percent) and Sumitomo Metal Mining Morenci, Inc. (13 percent). Each partner takes in kind its share of Morenci’s production. FCX is the operator of the joint venture and holds registered title to the mineral claims.

Appendix B
As discussed in the Company’s response to comment number eight, it intends to make the following revisions to Table 19.3 in future Form 10-K filings, beginning with its Form 10-K for the fiscal year ended December 31, 2022 (changes highlighted with green shading):

Cerro Verde Mine
Exhibit 96.1 - Table 19.3 -- LOM Plan Summary

	2022-2026	2027-2031	2032-2041	2042-2052
Metal prices
Copper ($ per pound)	$2.50	$2.50	$2.50	$2.50
Silver ($ per ounce)	$15	$15	$15	$15
Molybdenum ($ per pound)	$10	$10	$10	$10

Annual Averages
Copper (billion pounds/year)	0.99	0.99	0.96	0.76
Silver (million ounces/year)	3.6	3.9	3.8	3.0
Molybdenum (million pounds/year)	24	23	26	19

Ore processed (billion metric tons/year)	0.16	0.16	0.14	0.10
Copper grade (%)	0.34	0.33	0.37	0.40
Copper metallurgical recovery (%)	83.8	88.2	89.7	89.9

Copper revenues ($ billions/year)	$2.47	$2.49	$2.40	$1.90
Silver and molybdenum revenues/by-product credits ($ billions/year)	$0.25	$0.24	$0.27	$0.20
Royalties ($ billions/year)	$0.02	$0.02	$0.01	$0.01
Corporate taxes ($ billions/year)	$0.09	$0.07	$0.11	$0.14
Capital costs ($ billions/year)	$0.20	$0.23	$0.23	$0.04
Site cash operating costs ($ billions/year)	$1.62	$1.69	$1.57	$1.05
Unit net cash cost ($ per pound)	$1.81	$1.89	$1.81	$1.59
Free cash flow ($ billions/year)	$0.41	$0.30	$0.31	$0.48

Summary of annual cash flow forecasts based on an annual production schedule for the life of property.

NOTE: The purpose of the presented figures is to demonstrate the economic viability of the mineral reserves. Given the long lived nature of the reserves, inherent variability in the timing of capital expenditures and annual mine planning processes, the annual cash flows may vary in subsequent disclosures.

Appendix B

PT Freeport Indonesia
Exhibit 96.2 - Table 19.3 -- LOM Plan Summary

	2022-2026	2027-2031	2032-2036	2037-2041
Metal prices
Copper ($ per pound)	$2.50	$2.50	$2.50	$2.50
Gold ($ per ounce)	$1,200	$1,200	$1,200	$1,200
Silver ($ per ounce)	$15.00	$15.00	$15.00	$15.00

Annual Averages
Copper (billion pounds/year)	1.6	1.7	1.8	1.4
Gold (million ozs/year)	1.6	1.2	1.2	1.3
Silver (million ozs/year)	6.1	7.1	6.4	6.3

Ore processed (million metric tons/year)	74	85	88	88
Copper grade (%)	1.16	1.06	1.09	0.86
Gold grade (g/t)	0.95	0.66	0.73	0.75
Copper mill recovery (%)	88	89	87	86
Gold mill recovery (%)	72	71	61	62

Copper revenues ($ billions/year)	$4.02	$4.22	$4.40	$3.47
Gold & silver revenues/by-product credits ($ billions/year)	$1.99	$1.60	$1.57	$1.61
Royalties & export duties ($ billions/year)	$0.31	$0.21	$0.25	$0.18
Corporate and net profit taxes ($ billions/year)	$0.62	$0.56	$0.59	$0.41
Capital costs ($ billions/year)	$1.34	$0.97	$0.27	$0.16
Site cash operating costs ($ billions/year)	$2.01	$2.12	$2.24	$2.00
Unit net cash cost ($ per pound)	$0.56	$0.77	$0.89	$0.80
Free cash flow ($ billions/year)	$1.04	$1.26	$1.83	$1.66

Summary of annual cash flow forecasts based on an annual production schedule for the life of property.

NOTE: The purpose of the presented figures is to demonstrate the economic viability of the mineral reserves. Given the long lived nature of the reserves, inherent variability in the timing of capital expenditures and annual mine planning processes, the annual cash flows may vary in subsequent disclosures.

Appendix B

Morenci Mine
Exhibit 96.3 - Table 19.3 -- LOM Plan Summary

	2022-2026	2027-2031	2032-2036	2037-2044
Metal prices
Copper ($ per pound)	$2.50	$2.50	$2.50	$2.50
Molybdenum ($ per pound)	$10	$10	$10	$10

Annual Averages
Copper (billion pounds/year)	0.74	0.64	0.65	0.36
Molybdenum (million pounds/year)	7	13	7	3

Ore processed (billion tons/year)	0.25	0.22	0.22	0.11
Copper grade (%)	0.22	0.23	0.23	0.22
Copper metallurgical recovery (%)	63.4	66.7	63.9	69.2

Copper revenues ($ billions/year)	$1.88	$1.63	$1.64	$0.91
Molybdenum revenues/by-product credits ($ billions/year)	$0.06	$0.11	$0.06	$0.02
Corporate taxes ($ billions/year)	$0.05	$0.00	$0.00	$0.00
Capital costs ($ billions/year)	$0.35	$0.17	$0.20	$0.01
Site cash operating costs ($ billions/year)	$1.41	$1.35	$1.38	$0.66
Unit net cash cost ($ per pound)	$1.92	$2.03	$2.14	$1.83
Free cash flow ($ billions/year)	$0.06	$0.15	$0.05	$0.20

Summary of annual cash flow forecasts based on an annual production schedule for the life of property.

NOTE: The purpose of the presented figures is to demonstrate the economic viability of the mineral reserves. Given the long lived nature of the reserves, inherent variability in the timing of capital expenditures and annual mine planning processes, the annual cash flows may vary in subsequent disclosures.